UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Okta, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

679295105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679295105
1.	Name of Reporting Persons Glynn Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,343,268
	6.	Shared Voting Power
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,343,268
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,268
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.3% of Common Stock (5.8% of Class A Common Stock) (1)
12.	Type of Reporting Person (See Instructions) IA

(1) The Common Stock beneficial ownership percentage is based on each of (i) a total of 101,924,188 shares of Common Stock (40,488,329 shares of Class A Common Stock and 61,435,859 shares of Class B Common Stock) outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 7, 2017; and (ii) the Class A Common Stock outstanding as of the same date voting as a single class.

Item 1.

(a)	Name of Issuer

Okta, Inc.

(b)	Address of Issuer’s Principal Executive Offices

301 Brannan Street

San Francisco, CA 94107

Item 2.

(a)	Name of Person Filing

Glynn Capital Management LLC

(b)	Address of Principal Business Office or, if none, Residence

The address for Glynn Capital Management LLC is 3000 Sand Hill Road, Building 3, Suite 230, Menlo Park, CA 94025

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

679295105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned as of December 31, 2017:

2,343,268 shares of Class A Common Stock

(b)	Percent of Class as of December 31, 2017:

2.3% of Common Stock (5.8% of Class A Common Stock)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote - 2,343,268 shares of the Class A Common Stock

(ii)	Shared power to vote or to direct the vote – 0 shares

(iii)	Sole power to dispose or to direct the disposition of – 0 shares

(iv)	Shared power to dispose or to direct the disposition of – 2,343,268 shares of the Class A Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this Schedule 13G is filed are owned by clients of Glynn Capital Management LLC. These Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Glynn Capital Management LLC

By: /s/ John Glynn

       Name: John Glynn

       Title:   President